UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December 2018

 Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated December 11, 2018

Item 1

RELEVANT INFORMATION

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) has recently received an inquiry from the United States Department of Justice (“DOJ”) concerning the Ruta del Sol 2 project.  Grupo Aval has informed the DOJ, through its U.S. counsel, that it intends to cooperate with the DOJ’s investigation, as it has done with all prior government inquiries into this matter.  Grupo Aval takes this and any other government investigation that may arise very seriously.  To the extent there are material developments relating to Ruta del Sol 2, Grupo Aval does not intend to disclose those developments other than in its regular quarterly earnings reports.

Bogotá D.C., December 11th, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2018

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel